

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 4, 2007

Peter Lee
Secretary and Chief Financial Officer
Golden River Resources Corporation
580 St. Kilda Road, Level 8
Melbourne, Victoria 3004 Australia

> **Re:** **Golden River Resources Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **Filed September 27, 2007**
> **Response letter dated September 17, 2007**
> **File No. 000-16097**

Dear Mr. Lee:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Notes to Consolidated Financial Statements, page F-8

Note 3 Accounting Policies, page F-9

(h) Loss per Share, page F-10

1.   You explain that because of a restriction within the subscription agreement that does not allow you to process a warrant exercise if the holder would hold more than 9.99% of the shares of your common stock, you only included 1,109,000 shares issuable under the special warrant within the determination of basic earnings per share. However, we note from your disclosure on page 40, within footnote 9 to the table, that if the holder of the special warrant provides you with

61 days notice that they would like to waive this limitation with regard to any or all shares of common stock issuable upon exercise of the special warrant, this limitation will not be enforceable. Please explain why you believe this restriction is substantive to preclude you from including all 10,000,000 shares of the special warrant within the determination of basic earnings per share. As part of your response, please explain why the holder of the special warrant may choose to limit their investment in your company to 9.99%.

Note 8 Stockholders Equity, page F-13

2.   Your response to comment three from our letter dated May 10, 2007 explains that you did not record a gain or loss on settlement of the loans with Wilzed Pty Ltd. as you believed the "fair value of the shares and warrants issued to Wilzed equaled the fair value of the debt converted." It appears that the value of your shares issued, equals the value of the debt settled. If true, it would further appear that you ascribed no value to the 20,000,000 warrants issued. Please clarify the amount of value you ascribed to the warrants issued in this transaction, if any, and tell us why you believe your conclusion is appropriate.

Note 9 Issue of Options Under Stock Option Plan, page F-14

3.   Your response to comment three from our letter dated June 26, 2007 explains that you used the information for the three months prior to November 2004, as this was your first field season. It is not clear from your response why you did not begin using market price information beginning in July 2002, as that point in time appears to represent the inception of your mineral exploration activity. Please tell us why you believe it is not appropriate for you to consider such market price information within your determination of volatility.

4.   We note your materiality conclusions regarding the use of alternative volatility rates in your response to our prior comment number three. Please provide us with your materiality analysis prepared using the guidance of SAB Topic 1:M and SAB Topic 1:N.

5.   We note your response to comment five from our letter dated June 26, 2007 and are unable to agree with your conclusions regarding the use of a share price in your private placements as the best indicator of the value of your common shares. Please modify your fair value determinations accordingly. In addition, please provide us with your materiality analysis prepared in accordance with SAB Topic 1:M and SAB Topic 1:N to support your materiality conclusions expressed in your response. Please contact us if you wish to discuss.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Peter Lee
Golden River Resources Corporation
October 4, 2007
Page 3

6.   In a March 4, 2005 Staff Alert entitled <u>Annual Report Reminders</u>, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note you have replaced the word "report" with "annual report" in paragraphs 2, 3 and 4 of the certifications in your Form 10-KSB. Please revise your certifications to be in the exact form set forth in Item 601 of Regulation S-B.

<u>Closing Comments</u>

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief